UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): December 1, 2023

LANDA APP 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

New York, NY 10010

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC	Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC	Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Distribution Declaration

On December 1, 2023, Landa Holdings, Inc. (the "Manager"), as manager to each of the following series (each a "Series" and collectively the "Series") of the Company, declared and paid a cash distribution (the "Distribution") for such Series for the month of  October 2023 (the "Distribution Period"), in the amount set forth in the table below.

For Shares purchased during the Distribution Period, holders of shares in each Series ("Shares") will be eligible to receive distributions (rounded) calculated on a pro-rata basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Series	Cash Available for Distribution	Distribution per Share (1)
Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	$337.1	$0.223
Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC	$271.83	$0.107
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC(5)	$0	$0
Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC	$0	$0
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	$378.49	$0.19
Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC(6)	$0	$0
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	$0	$0
Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC	$0	$0
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	$290.14	$0.049
Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC(3)	$152.98	$0.135
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	$419.69	$0.215
Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC	$356.53	$0.158
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC(6)	$0	$0
Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC	$278.36	$0.141
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	$375	$0.037
Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC(5)	$0	$0
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC(6)	$0	$0
Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC	$90.31	$0.257
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC(3)	$456.56	$0.25
Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC(5)	$0	$0
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC(3)	$312.69	$0.115
Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC	$340.36	$0.258
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	$233.43	$0.19
Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC(4)	$169.7	$0.081
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC(3)	$244.48	$0.217
Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC	$61.77	$0.061
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC(2)	$0	$0
Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC(2)	$0	$0
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC(5)	$0	$0
Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC	$390	$0.039
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC(2)	$0	$0
Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC(3)	$463.05	$0.046
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	$441	$0.044
Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC	$358.5	$0.036
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	$488.25	$0.049
Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC	$578.81	$0.058
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	$427.5	$0.043
Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC(4)	$546.8	$0.055
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC(5)	$0	$0

(1) Distributions by this Series were made based on the total Shares outstanding as of November 1, 2023.

(2) This Property is currently vacant.The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series' Shares for this Distribution Period.

(3) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of November.The Manager, acting in its sole discretion, is using a portion of its Reserve (as defined in the Offering Circular) to pay each of the holders of this Series' Share a Distribution.

(4) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of November.

(5) As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant,This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(6) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of November.The Manager has determined that this Series does not have sufficient amounts (including any amounts in its Reserves) and will not be able to pay a Distribution to the holders of this Series' Shares for this Distribution Period.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circulars, available on the SEC's website at www.sec.gov

Further information detailing the calculation of cash available for distribution for each Series is available on the Landa Mobile App, which is available on iOS and Android devices.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2023	LANDA APP 2 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President

2

Exhibit A

Master Series Table

	Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold	Total Amount Raised($)(1)(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)(4)	Monthly Insurance Expense($)	Monthly Management Fee
1.	Landa Series 1096 Vincent Drive (5)	open	03/27/2023	-	1,519	20,750.6	2,000	0	254.18	8%
2.	Landa Series 1120 9th Court (5)	open	03/27/2023	-	2,542	20,567.32	1,125	0	55.47	8%
3.	Landa Series 113 Hughes Avenue (5)(8)	open	03/27/2023	-	333	5,010.22	0	0	0	8%
4.	Landa Series 1434 Shirley Drive (5)	open	03/27/2023	-	3,447	47,983.62	3,800	0	188.7	8%
5.	Landa Series 1625 W McFarland Avenue (5)	open	03/27/2023	-	2,028	24,814.41	1,675	0	100.51	8%
6.	Landa Series 1713 Alfen Street (5)(6)	closed	03/27/2023	10/02/2023	10,000	76,921	1,455	0	148.13	8%
7.	Landa Series 1744 Mountain Drive (5)	open	03/27/2023	-	779	5,883.55	955	0	65.62	8%
8.	Landa Series 179 Poplar Springs Drive (5)	open	03/27/2023	-	2,278	16,310.02	1,150	0	59.49	8%
9.	Landa Series 200 15th Court Northwest (5)	open	03/27/2023	-	6,135	41,367.08	1,200	0	55.47	8%
10.	Landa Series 2150 Tishamingo Drive (5)(6)	open	03/27/2023	-	1,134	10,175.04	1,200	0	63.51	8%
11.	Landa Series 235 Celery Avenue North (5)	open	03/27/2023	-	2,017	24,476.09	1,880	0	208.07	8%
12.	Landa Series 28 E Hammon Drive (5)	open	03/27/2023	-	2,538	29,616.68	1,600	0	194.24	8%
13.	Landa Series 301 Woodstream Drive (5)(6)	open	03/27/2023	-	1,031	13,189.79	1,750	0	0	8%
14.	Landa Series 3029 Cedaridge Drive (5)	open	03/27/2023	-	2,001	33,723.65	2,300	0	322.41	8%
15.	Landa Series 340 17th Avenue Northwest (5)	closed	03/27/2023	09/11/2023	10,000	75,657	1,312.5	0	63	8%
16.	Landa Series 4037 Stone Drive (5)(8)	open	03/27/2023	-	817	7,462.97	1,275	0	0	8%
17.	Landa Series 4126 Oriely Drive West (5)(6)	open	03/27/2023	-	1,160	13,863.74	1,600	0	208.99	8%
18.	Landa Series 4464 Willow Street (5)	open	03/27/2023	-	352	3,433.13	1,275	0	91.66	8%
19.	Landa Series 4601 Sylvaner Lane (5)(6)	open	03/27/2023	-	1,853	28,200.07	2,099	0	123.83	8%
20.	Landa Series 503 8th Street South (5)(8)	open	03/27/2023	-	1,177	7,349.42	0	0	0	8%
21.	Landa Series 503 East Robinson Street (5)(6)	open	03/27/2023	-	2,718	22,756.73	1,155	0	62.3	8%
22.	Landa Series 580 Dorothy Street (5)	open	03/27/2023	-	1,392	18,381.5	1,590	0	171.17	8%
23.	Landa Series 5844 Willow Crest Drive (5)	open	03/27/2023	-	1,238	12,615.72	1,450	0	89.65	8%
24.	Landa Series 650 Willow Bend Lane (5)(6)	open	03/27/2023	-	2,107	18,390.11	1,110	0	65.48	8%
25.	Landa Series 6716 Mopsy Lane (5)(6)	open	03/27/2023	-	1,128	12,110.32	1,500	0	185.02	8%
26.	Landa Series 6820 66th Street South (5)	open	03/27/2023	-	1,011	7,865.78	975	0	66.32	8%
27.	Landa Series 7817 3rd Avenue South (5)(7)	closed	03/27/2023	07/23/2023	10,000	54,393	0	0	0	8%
28.	Landa Series 8048 Old Plank Road (5)(7)	open	03/27/2023	-	475	5,683.66	0	0	0	8%
29.	Landa Series 808 Home Trail (5)(8)	open	03/27/2023	-	208	3,246.03	0	0	0	8%
30.	Landa Series 8990 Doris Lane (5)	closed	03/27/2023	05/03/2023	10,000	39,285	1,300	0	115.76	8%
31.	Landa Series 913 2nd Street (5)(7)	open	03/27/2023	-	4,689	43,031.42	0	0	58.68	8%
32.	Landa Series 126 Wildwood Road (5)(6)	closed	12/03/2021	08/11/2022	10,000	69,321	1,543.5	0	34.36	8%
33.	Landa Series 137 Spring Valley Circle (5)	closed	12/03/2021	03/31/2023	10,000	68,203	1,470	0	37.27	8%
34.	Landa Series 153 Spring Valley Circle (5)	closed	12/03/2021	04/05/2023	10,000	85,308	1,842.5	0	35.88	8%
35.	Landa Series 2174 Scarbrough Road (5)	closed	12/03/2021	03/31/2023	10,000	66,954	1,627.5	0	36.82	8%
36.	Landa Series 303 Kellys Walk (5)	closed	12/03/2021	04/19/2022	10,000	105,377	1,929.38	0	43.63	8%
37.	Landa Series 3192 Lake Monroe Road (5)	closed	12/03/2021	04/19/2022	10,000	59,768.5	1,425	0	32.66	8%
38.	Landa Series 4085 Springvale Way (5)(6)	closed	12/03/2021	08/25/2022	10,000	113,687	1,875	0	44.03	8%
39.	Landa Series 45 Robertford Drive (5)(8)	closed	12/03/2021	04/19/2022	10,000	92,925	0	0	0	8%

(1) All 10,000 Shares of this Series have been subscribed for and the Company is in the process of closing on the Series' offering with the investors.

(2) Reflected as of up to two (2) business days prior to the date of this Form 1-U. Each Series is offering up to a maximum of 10,000 Shares

(3) The Monthly Rental Income amount reflects the monthly rental payment due under the applicable lease agreement for the Property.

(4) Taxes on this Property may be subject to review and adjustment on a semi-annual basis.

(5) The Monthly Management Fee payable by each Series is expected to equal eight percent (8%) of the Gross Monthly Rent.

(6) The tenant occupying this Property has not paid their rent, or has only paid a portion of their rent, for the month of November.

(7) This Property is currently vacant.This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.

(8) As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant,This Property will not earn any income and the Manager will not earn its Management Fee until the Manager enters into a new Lease Agreement with a tenant for this Property.